

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Sergio Marchionnne
Chief Executive Officer
Ferrari N.V.
Via Abetone Inferiore n. 4
I-41053 Maranello (MO)
Italy

> **Re: Ferrari N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 001-37596**

Dear Mr. Marchionnne:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Transportation and Leisure